Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

May 24, 2018

VIA EDGAR

Lisa Larkin

Securities and Exchange Commission (“SEC”)

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund (“Fund”)
(File No. 811-21519)

Ms. Larkin:

This letter responds to a comment provided telephonically by you to the undersigned on April 9, 2018, regarding the registration statement of the Fund on Form N-2/A filed with the Securities and Exchange Commission (“SEC”) on April 5, 2018 (Accession No. 0000940394-18-000648). The comment and the Fund's response are set forth below.

Comment: The Fund’s prior response to the staff’s comment regarding use of “global” in the Fund’s name provided in correspondence dated October 30, 2017 is not acceptable and in order to comply with Rule 35d-1 the Fund must invest at least 40% of its assets outside the United States unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets outside the United States.

Response: As indicated in our correspondence dated October 30, 2017, the Fund believes that its current policies of investing at least 30% of its total managed assets in the securities of issuers located in countries other than the United States and also investing in at least 5 countries complies with Rule 35d-1 and the related staff guidance noted in the correspondence. After discussing this matter with you and Vincent DiStefano on April 12, 2018 and reviewing other fund registration statements, the Fund proposed to amend its policy as follows: “Under normal market conditions, the Fund expects to invest at least 40% of its total assets in securities of non-U.S. companies, except the Fund may invest at least 30% of its total assets in securities of non-U.S. companies when such securities represent less than 40% of the assets represented in its benchmark index, currently the MSCI World Index.”1 In a telephone call to the undersigned on April 16, 2018, you stated that the proposed policy does not satisfy the Staff’s expectation for use of “global” in a fund’s name and again indicated that the Fund must have a policy of investing at least 40% of its assets outside the United States unless market conditions are not deemed

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[1]	Substantially similar policies are included in other funds that include “global” in their names. See https://www.sec.gov/Archives/edgar/data/1423227/000119312518027520/d523300d485bpos.htm#toc508671_14.

favorable, in which case the Fund would invest at least 30% of its assets outside the United States. While we do not agree that Rule 35d-1 requires the foregoing policy, the Fund has amended its prospectus to reflect the policy you have requested.2 We will file a new registration statement for the Fund soon reflecting this change. At that time we will also file an acceleration request asking for effectiveness on a date soon thereafter.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8445.

Very truly yours,

/s/ Scott E. Habeeb

Scott E. Habeeb

Vice President

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[2]	The Fund believes that the amended policy is consistent with the staff’s position in Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001).